fun-gi





fun games for growing brands

Innovative content for category-leading IP

Monetization, Game Design, and Integrated Marketing for growing brands







Team – Monetization + Production + Growing Brands

Innovative game designs with AAA content and great IP from Day 1



Alfred Fung – CEO, fun-gi

- 6 years in monetization and user acquisition specializing in freemium casual games. Alfred holds an MBA from USC.



    

  

  

 

 

 



Opportunity – Exclusive & Targeted



8.4MM Instagram Followers

#1 Show on HGTV

2.4MM Facebook Followers

4MM Viewers/Episode

525K Pinterest Followers

#1 Cable Show Upscale W25-54

25MM Viewers – 'Fixer Upper'

$150MM+ Revenue

2.1MM Viewers/Episode

Target Audience: Female Gamers, 18-54

*Sources: TVbytheNumbers, Neilsen, theFutonCritic, Forbes

Game Mechanics – Aspirational

Renovate dilapidated houses



Renovate each area of the house

Level-up Renovation Capabilities

Renovation Timers

Unlock new Renovation Capabilities

Monetization – Multiple Revenue Channels

In-App Purchases (IAP), Sponsorships & Advertising

Consumable currency

Premium currency rushes jobs

Higher levels use more time and currency

Sponsorships:
Native Advertising



fun-gi

Core Loop – Buy, Renovate, Sell (Repeat)

Players feel social and accomplished in business and design



(before)



(after)

Maximizing Profit
- Ever-expanding Capital encourages players to flip bigger & unique houses

Discovering Renovations
- Unlocking new materials and technologies enables players to exercise design ability

App and Games Industry Growth

Revenue in apps continues upward trend with vast majority of consumption in games.





Next Steps



Month 9

Burn Rate: $500K
• **MVP completion: $445K**
• **SG&A: $55K**

Month 12

Burn Rate To-Date: $855K
• **Live-ops - more assets: $170K**
• **Targeted paid media : $165K**
• **SG&A: $20K**

Month 18

Burn Rate To-Date: $1.53MM
• **Live-ops - multi-player: $336K**
• **Targeted paid media: $250K**
• **SG&A: $90K**

Investment Opportunity
• $325K raised to date
• $10MM SAFE Valuation Cap via Wefunder




APPENDIX

Comparable House-based Games







Design Home
- 40K+ downloads per day – US only
- Top 50 Grossing (Present)
- Grossing over $50K/day
* Good voting system, only interiors

Design this Home
- Over 7MM downloads
- Top 10 Grossing (04/2012)
- Last Update: 08/2014
* Too micro - interior design

The Sims™ FreePlay
- 40K+ downloads per day – US only
- Top 30 Grossing (Present)
- Grossing over $50K/day
* Too macro – world building

*Sources: AppAnnie and ThinkGaming

IP Franchise Support



- Website, banners & video
- In-show bumper

- TV (linear) media with Scripps Networks
- Social media
    - Facebook, Instagram, Pinterest, Twitter

Product Roadmap

Two additional game designs: matchmaking RPG and strategy snake







Mission and Philosophy

Mission – creating premium games for growing brands to:

1. Open up new revenue streams in mobile

2. Enrich heart share for the brand

Philosophy – building with purpose, fun, and design



Keys to Success



Teams
- Connect IP with game development by aligning the brand, the content creation, and the marketing.

Great IP
- Alleviating user acquisition costs with existing audience, platform feature, and marketing partnership with IP-holder.

Quality Games
- Designing a fun experience that makes players recognize and desire worthwhile monetization events.